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[K&L GATES LETTERHEAD]

May 29, 2009

Via Edgar and Facsimile (202) 772-9209

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Jennifer Gowetski, Esq.
         Senior Counsel

Re:
Impac Mortgage Holdings, Inc.
Preliminary Proxy Statements on Schedule 14A
File No. 001-14100
Filed May 11, 2009

Dear Ms. Gowetski:

        On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the "Company"), we hereby transmit for filing selected pages from each of the (a) Schedule 14A Preliminary Proxy Statement related to the common stockholder special meeting (the "Proxy Statement") and (b) Schedule 14A Preliminary Offering Circular related to the Offer to Purchase and Consent Solicitation (the "Offering Circular"), each originally filed on May 11, 2009. We have been advised that changes in the pages to the Proxy Statement and Offering Circular from the original filings, as submitted herewith in electronic format, have been tagged.

        Based upon the Staff's review of the original filings of the Proxy Statement and Offering Circular, the Commission issued a comment letter dated May 21, 2009. The following consists of the Company's response to the Staff's comment letter. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following.

1.
Comment:    We note the analysis undertaken by the board referenced on page 8 of the preferred stockholders' consent solicitation. Please revise your disclosure to more fully describe the analysis undertaken by the board. In addition, please revise the proxy statements to provide more detailed disclosure of the consequences for the company, your preferred stockholders and your common stockholders if you do not receive shareholder approval for the proposed amendments to the charter.

  Response:    The Proxy Statement and the Offering Circular have been revised pursuant to the Staff's comments.

2.
Comment:    Please tell us whether you considered Rule 13e-3 in connection with this offering to purchase and briefly explain how you determined that it does not apply.

  Response:    The Company's Series B Preferred Stock and Series C Preferred Stock are currently quoted on the pink sheets, but were previously listed on the New York Stock Exchange and registered under Section 12(b) of the Securities Act of 1933, as amended. The outstanding shares of Series B Preferred Stock were issued in May 2004 and the outstanding shares of Series C Preferred Stock were last issued during the first quarter of 2007, each pursuant to an effective registration statement on Form S-3, as amended, declared effective September 7, 2005. In accordance with Rule 415(a)(5), the registration statement expired on December 1, 2008. On December 18, 2008, the New York Stock Exchange filed a Form 25 for each of the Series B Preferred Stock and Series C Preferred Stock. Pursuant to Rule 12d-2(d)(2), the Preferred Stock was deregistered from Section 12(b) of the Securities Act 90 days thereafter. Since at the time of termination of registration under Section 12(b) the Preferred Stock was held of record by less than 300 persons, it is not deemed registered under Section 12(g). See Rule 12g-2. Furthermore, there are no continuing reporting obligations under Section 15(d) arising in relation to the Preferred Stock. Section 15(d) automatically suspends the reporting obligation for an issuer as to any fiscal year, other than a fiscal year within which a Securities Act registration statement becomes effective, if, at the beginning of such fiscal year the issuer's securities are held of record by less than 300 persons. Any reporting obligation the Company had in relation to the Preferred Stock under section 15(d) qualifies for automatic suspension because the Preferred Stock is held of record by less than 300 persons and the registration statement on Form S-3 expired in December 2008, and thus, it did not incorporate by reference the Form 10-K filed by the Company on March 13, 2009. Accordingly, there was no registration statement covering the Preferred Stock that was deemed to become effective during the current fiscal year. Based on the above, the Preferred Stock is no longer registered under Section 12(b), it is not deemed registered under Section 12(g) nor are there any reporting obligations arising under Section 15(d) related to the Preferred Stock.

  Rule 13e-3 applies if an issuer makes a tender offer for any of its equity securities and, as a result, it causes any class of equity security which is subject to Section 12(g) or Section 15(d) of the Securities Act to become eligible for termination or suspension of registration or reporting obligations under Rule 12g-4 or 12h-6, as applicable. Given that the Preferred Stock is not subject to Section 12(g) or Section 15(d), Rule 13e-3 is inapplicable.

3.
Comment:    Please revise to specifically identify the amendments to the charter that you are asking shareholders to approve and provide the information that is required by Schedule 14A. Please consider whether the charter amendments can be appropriately combined into one proposal or whether they should be unbundled into separate proposals.

  Response:    We have considered the unbundling requirement set forth in Rule 14a-4(a)(3) and the guidance given by the Staff in the September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (the "Telephone Interpretation"). The focus of the Telephone Interpretation seems to be that an issuer can not bundle revisions to its charter or bylaws with the proposal for the merger, acquisition or similar transaction. Instead, revisions to a charter should be set forth in a separate proposal. Although the Telephone Interpretation notes that charter proposals that are distinctly different in nature and effect should be "unbundled", it also acknowledges that changes to "a group of related affected provisions" could be set out in a single proposal.

  The Company is seeking to modify the dividend, liquidation premiums, redemption and voting rights of each series of Preferred Stock. The purpose of the Offer to Purchase and Consent Solicitation is to eliminate the Company's dividend obligations and reduce certain rights and preferences of the Preferred Stock. The changes proposed to the Company's Charter, constitute related adjustments to preferences enjoyed by the Company's Series B and Series C Preferred Stock. For example, the deletion of cumulative dividends is related to the ability of holders of Preferred Stock to elect two members to the board of directors upon non-payment of dividends for 6 quarters. The modification to the terms of each of the Series B Preferred Stock and Series C Preferred Stock are required to be approved by 66 2/3% of the Preferred Stock, voting as a class.

  The Offer to Purchase is conditioned upon all modifications to each series of Preferred Stock being approved by the requisite number of shares held by the Company's stockholders. If any one modification were not approved, then the Offer to Purchase would be terminated. Furthermore, the holders of Preferred Stock approve such modifications upon the tender of stock in the Offer to Purchase. A holder can not tender stock and also object to the charter modifications. This would be inconsistent with the intent of the Offer to Purchase and Consent Solicitation. Accordingly, all proposed amendments to the preferences of the Preferred Stock are tied together. The modifications to the Charter are also presented in the Proxy Statement in the same manner as in the Offering Circular (Offer to Purchase and Consent Solicitation), given that they all need to be approved in order to complete the Offer to Purchase, especially since doing so would result in voluminous repetitive disclosure as a result of the inter-relation of these provisions.

  The Company believes that setting forth the modifications in separate proposals could be misleading and cause confusion in that stockholders may think that they could pick and choose the modifications to approve and still successfully complete the Offer to Purchase. In this regard, voting on the terms of the Preferred Stock is similar to voting on the terms of a new class of stock. Stockholders would not be given the right to separately vote on (essentially picking and choosing among) the different terms of a class of preferred stock (e.g., redemption, conversion, dividends, anti-dilution, voting, etc.), rather all of the terms would constitute one unified package of rights and obligations on which the stockholders would vote. Accordingly, the Company respectfully submits that "unbundling" the proposed modifications would not be appropriate with respect to the Offer to Purchase and Consent Solicitation.

  Based on the comment, the modifications to the charter have been specifically identified in the proposals in the Proxy Statement and Offering Circular. We have also reviewed Item 12 of Schedule 14A and believe that the required information is provided as follows:

  Title and Amount of Securities

    Proxy Statement—Page 10, Proposal No. 1: Modify Terms of Preferred Stock related to Dividend, Liquidation Premium, Redemption and voting Rights

    Offering Circular—Page 5; Page 46, Market Price of and Dividends on the Preferred Stock; Page 48, Description of Capital Stock—Preferred Stock

  Material Differences

    Proxy Statement—Pages 11 - 14, Effects of the Proposed Amendments on the Company's Preferred Stock

    Offering Circular—Page 20, Summary of Description of the Offer to Purchase and Consent Solicitation; Pages 38-41, Effects of Tenders and Consents

  Reasons and Effect of Modification

    Proxy Statement—Page 2, Q&A: Why are you also Conducting the Purchase Offer?; Pages 3 and 4, Q&A: If Proposal No.1 to modify the terms of the Company's Preferred Stock is NOT approved, what will be the Consequences to the stockholders and the Company?; Page 6, Q&A: How does the Board Recommend I vote on the Proposal?; Pages 10 - 14, Proposal No. 1: Modify Terms of Preferred Stock Related to Dividend, Liquidation Premium, Redemption and Voting Rights, and Effects of the Proposed Amendments on the Company's Preferred Stock

    Offering Circular—Page 7, Q&A; What is the Purpose of the Offer to Purchase and Consent Solicitation?; Page 11, Q&A: If I decide not to Tender my Shares of Preferred Stock and the Offer to Purchase and Consent Solicitation is completed, how will the copulation affect my shares of Preferred Stock?; Pages 18-19 and 20, Summary; Page 27-29, Background Information; Pages 38-41, Effects of Tenders and Consents

  Arrears in Dividends

    Proxy Statement—Page 2, Q&A: Why are you also Conducting the Purchase Offer?; Page 10, Proposal No. 1: Modify Terms of Preferred Stock Related to Dividend, Liquidation Premium,

    Redemption and Voting Rights, and Effects of the Proposed Amendments on the Company's Preferred Stock

    Offering Circular—Page 8, Q&A: What will I receive in the Offer to Purchase and Consent Solicitation if I tender my shares of Preferred Stock and they are accepted?; Pages 18 and 20, Summary; Page 27, Background Information

  Written Document

    Proxy Statement & Offering Circular—Appendix A and Appendix B, Articles Supplementary of Series B Preferred Stock and Series C Preferred Stock, marked to show proposed modifications.

        Per the staff's request, the Company has also provided separately a statement with regards to the review.

        Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Katherine J. Blair Katherine J. Blair, Esq.
cc:
Ronald M. Morrison, General Counsel

OFFERING CIRCULAR

IMPAC MORTGAGE HOLDINGS, INC.
19500 Jamboree Road
Irvine, CA 92612
(949) 475-3600

OFFER TO PURCHASE FOR CASH

BY

IMPAC MORTGAGE HOLDINGS, INC.
OF ALL OUTSTANDING SHARES

OF

9.375% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK (CUSIP NO. 45254P300)

AT A PURCHASE PRICE OF $0.29297 PER SHARE

AND

9.125% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK (CUSIP NO. 45254P409)

AT A PURCHASE PRICE OF $0.28516 PER SHARE

AND

CONSENT SOLICITATION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 5:00 P.M., E.D.T., ON                                    , 2009,
UNLESS THE OFFER IS EXTENDED.

        Impac Mortgage Holdings, Inc. (the "Company," "our," "we" or "us") is offering to purchase, upon the terms and subject to the conditions set forth in this Offering Circular and in the related letters of transmittal and consent (the "Offer to Purchase"), all of our outstanding 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series B Preferred Stock") at a price of $0.29297 per share of Series B Preferred Stock and 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series C Preferred Stock" and together with Series B Preferred Stock, the "Preferred Stock") at a price of $0.28516 per share of Series C Preferred Stock.

        Concurrently with the Offer to Purchase, we are soliciting consents (the "Consent Solicitation") from holders of the Preferred Stock to amend our Charter (the "Charter") to modify the preferential terms of the Preferred Stock, including modifications to dividend, liquidation premium and voting rights, as described in this Offering Circular ("Proposed Amendments").

        If successfully completed, in the Offer to Purchase and Consent Solicitation:

  •
  for each tendered share of Series B Preferred Stock accepted for purchase by us, the holder will receive $0.29297; and

  •
  for each tendered share of Series C Preferred Stock accepted for purchase by us, the holder will receive $0.28516.

        If the Offer to Purchase and Consent Solicitation is successfully completed, we will contemporaneously pay to all holders of Preferred Stock (whether the shares are tendered or not) accumulated and unpaid dividends on the Preferred Stock. The accumulated and unpaid dividends are $1.17 per share of Series B Preferred Stock and $1.14 per share of Series C Preferred Stock. We will

1

also contemporaneously pay all unpaid deferred amounts on our trust preferred securities, which totaled $518,500, including interest thereon, as of April 30, 2009.

        Concurrently with the Offer to Purchase and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter. If we are unable to obtain the requisite votes from the holders of our Common Stock, this Offer to Purchase and Consent Solicitation will automatically terminate and we will not pay the accumulated and unpaid dividends on the Preferred Stock. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Offer to Purchase and Consent Solicitation will automatically terminate and we will not pay the accumulated and unpaid dividends on the Preferred Stock. You must validly tender all shares of Preferred Stock that you own and deliver your consent to the Proposed Amendments to the Charter to modify the terms of the Preferred Stock in order to participate in the Offer to Purchase and Consent Solicitation.

        The Offer to Purchase and Consent Solicitation will expire at 5:00 p.m., Eastern Daylight Time, on                        , 2009, unless extended or terminated by us. The term "expiration date" means 5:00 p.m., Eastern Daylight Time, on                        , 2009, unless we extend the period of time for which the Offer to Purchase and Consent Solicitation are open, in which case the term "expiration date" means the latest time and date on which the Offer to Purchase and Consent Solicitation, as so extended, expire.

        Each series of our Preferred Stock is quoted on the over-the-counter Pink Sheets under the following symbols:

Series B Preferred Stock:	IMPHP
Series C Preferred Stock:	IMPHO

        On May [    ], 2009, the last sales price of our Series B Preferred Stock quoted over-the-counter was $[            ] per share and the last sales price of our Series C Preferred Stock quoted over-the-counter was $[            ] per share.

        Important Notice Regarding the Availability of Consent Solicitation Materials. The Offering Circular dated                        , 2009 and the Company's Annual Report for the year ended December 31, 2008 and Quarterly Report for the period ended March 31, 2009 are also available at http://www.vfnotice.com/impaccompanies.

        See "Risk Factors" beginning on page 22 for a discussion of issues that you should consider with respect to the Offer to Purchase and Consent Solicitation.

        The Offer to Purchase and Consent Solicitation and the securities to be issued in the Offer to Purchase and Consent Solicitation have not been approved or disapproved by the Securities and Exchange Commission (the "SEC"), any state securities commission, or the similar commission or governmental agency of any foreign jurisdiction, nor has the SEC, any state securities commission, or the similar commission or governmental agency of any foreign jurisdiction determined whether the information in this Offering Circular is truthful or complete. None of the SEC, any state securities commission or any similar commission or governmental agency of any foreign jurisdiction has passed upon the merits or fairness of the Offer to Purchase and Consent Solicitation, or passed upon the

2

tendering its shares, plus a properly completed and duly executed letter of transmittal and any other required documents for such shares. See "Tender of Preferred Stock; Acceptance for Payment and Payment for Shares."

         How did the Board determine the consideration to be paid in the Offer to Purchase and Consent Solicitation?

        The Board took into account a number of factors in determining the purchase price for the shares of Preferred Stock, including historical and current trading levels of the Preferred Stock, the interests of the Company's existing investors and the estimated recovery value of the securities in a liquidation scenario. In considering historical and current trading levels of each series of Preferred Stock, the Board considered how various announcements and releases effected the stock's trading levels. It also took into account the effect of announcing that the Company does not intend to pay Preferred Stock dividends in the future. It also considered the effect of delisting from the NYSE on the pricing and relative market value of the securities and the volatility and limited liquidity of the securities. The Board also considered the liquidation value and distribution of assets, if any, to the Preferred Stock and Common Stock as well as the Preferred Stock's position relative to its outstanding debt. The Board also considered the interest of all holders of the Company's capital stock with the goal of maximizing participation in the Offer to Purchase. The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the tender offer.

        Our Board has made no determination that the purchase price represents a fair valuation of the Preferred Stock. We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis of fairness in connection with the approval of the Offer to Purchase and Consent Solicitation. We cannot assure you that if you tender your shares of Preferred Stock you will receive the same or greater value than if you choose to keep them.

         What are the conditions to the closing of the Offer to Purchase and Consent Solicitation?

        We are not obligated to purchase any tendered shares of Preferred Stock if:

  1.
  there is any litigation regarding the Offer to Purchase and Consent Solicitation:

    •
    challenging or seeking to make illegal, materially delay, restrain or prohibit the Offer to Purchase and Consent Solicitation or the acceptance for purchase of shares of Preferred Stock; or

    •
    which would have a material adverse effect on us;

  2.
  the consummation of the Offer to Purchase and Consent Solicitation would violate any law, rule or regulation applicable to us, including limitations on distributions pursuant to Maryland law;

  3.
  any law, rule, regulation or governmental order becomes applicable to us that results, directly or indirectly, in the consequences described under paragraph 1 above;

  4.
  less than 66 2/3% of the outstanding shares of the Preferred Stock, voting as a single class separate from the Common Stock (which is equivalent to 66 2/3% of the aggregate liquidation preference of the outstanding shares of the Preferred Stock), are tendered (and thereby consent to the Proposed Amendments to our Charter) in the Offer to Purchase and Consent Solicitation; or

  5.
  less than a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter vote in favor of such amendments.

        We will, in our reasonable judgment, determine whether each of the Offer to Purchase and Consent Solicitation conditions have been satisfied and whether to waive any conditions that have not been satisfied.

        Pursuant to the terms of the Preferred Stock, we are not permitted to purchase any shares of Preferred Stock unless full cumulative dividends are contemporaneously declared and paid.

        See "The Offer to Purchase and Consent Solicitation—Conditions of the Offer to Purchase and Consent Solicitation" and "The Offer to Purchase and Consent Solicitation—Extension, Termination and Amendment."

         If the Offer to Purchase and Consent Solicitation is NOT successfully completed, what will be the consequences to the stockholders and the Company?

        If the Offer to Purchase and Consent Solicitation is not successfully completed, the Preferred Stock will remain issued and outstanding, and entitled to all of the preferential rights associated with the Preferred Stock as further described in this Offering Circular under "Description of Capital Stock-Preferred Stock." The holders of the Preferred Stock will continue to be entitled to the applicable cumulative dividend and any applicable liquidation premium. Given our current financial condition, we currently do not intend to pay future dividends on the Preferred Stock if the Offer to Purchase and Consent Solicitation is not successfully completed. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right.

        The Preferred Stock is entitled to receive $25.00 per share (before any payments are made to the holders of our Common Stock and any other junior stock) upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The $25.00 liquidation preference per share is not being modified in the proposed amendments to the Charter. However, if Proposed Amendments are not approved, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the Preferred Stock will also continue to be entitled to any accumulated and unpaid dividends (whether or not declared) plus, with respect to the Series C Preferred Stock and until November 2009, a premium of $.50 per share. If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and any other parity stock, then the holders of the Preferred Stock and any other parity stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Any liquidating distributions to capital stock are subject to payments on outstanding indebtedness. As of March 30, 2009, the Company had stockholders' equity of $9.0 million with an aggregate of $6.2 billion of total liabilities. The annual aggregate dividends on the outstanding Preferred Stock total approximately $14.9 million and the aggregate liquidation value of the Preferred Stock is approximately $161.8 million, excluding any liquidation premium and accumulated dividends.

        If the Offer to Purchase and Consent Solicitation is not successfully completed, the Preferred Stock will continue to rank senior to our Common Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up and be entitled to a larger amount of our assets. Plus, our ability to make distributions to holders of Common Stock will remain limited. Unless full cumulative dividends are paid on the Preferred Stock, no dividends (other than in shares of Common Stock) or distributions can be paid and shares of Common Stock nor can any shares of Preferred Stock be redeemed, purchased or otherwise acquired.

        There may be significant adverse consequences to the Company if the proposal to approve the Proposed Amendments is not approved by the holders of Common Stock or the Proposed Amendments are not approved by the holders of Preferred Stock, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock. The Company will continue to be obligated to pay accumulated dividends on the Preferred Stock, and to the extent we do not pay dividends for six or more quarterly periods, the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. If elected, two additional directors will add to the Company's compensation costs paid to its Board of Directors. Currently, board members receive an annual fee of $40,000, a meeting fee of $2,500 and fees for service on committees. Future dividends payable to the holders of Series B Preferred Stock and Series C Preferred Stock would likely represent a significant reduction in our cash, making it difficult for us to satisfy other continuing obligations. We may not be able to raise additional capital if we cannot pay dividends on the Preferred Stock, attract additional investors given the dividend rights of the Preferred Stock or satisfy our outstanding obligations.

        In light of the continuing turmoil in the mortgage market, our ability to continue our operations is dependent upon our ability to implement successfully our strategic initiatives and acquire new operations that contribute sufficient additional cash flow to enable us to meet our current and future expenses. Our future financial performance and success are dependent in large part upon our ability to implement our contemplated strategies successfully. We have restructured our existing reverse repurchase line, exchanged about half of our trust preferred securities for new notes, and satisfied a portion of our trust preferred securities in an effort to reduce payment obligations. To the extent that we are not successful in reducing our payment obligations, we would be unlikely to be able to continue our operations as planned, thereby requiring us to reduce our operating costs and expenses so that our income can cover those costs. As a result, we may not be able to accomplish our goals, rebuild our business, and, given the limited opportunities available in the financial market, we may be required to change our current plan of operations, which we can not determine at this time, but could include a wind down of the Company.

         If I decide not to tender my shares of Preferred Stock and the Offer to Purchase and the Consent Solicitation is completed, how will the completion of the Offer to Purchase and the Consent Solicitation affect my shares of Preferred Stock?

        If you decide not to tender your shares of Preferred Stock and the Proposed Amendments take effect, the rights of your Preferred Stock will be materially and adversely affected and the value of your Preferred Stock may decline.

        If we receive the requisite approvals from the holders of the Preferred Stock and Common Stock and the Proposed Amendments take effect, even if you do not tender your shares in the Offer to Purchase and the Consent Solicitation, you will still receive the accumulated and unpaid fourth quarter 2008 and first quarter 2009 dividends on the Preferred Stock. However, you will be subject to and bound by the Proposed Amendments, which, among other things, will permit us to declare and pay dividends on our Common Stock or shares of any other class or series of our capital stock, except any class or series of stock on parity with the Preferred Stock ("Parity Preferred"), or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of preferred stock, without paying or setting apart for payment any dividends on the Preferred Stock, eliminate any accumulated and unpaid dividends on the Preferred Stock and make all dividends non-cumulative.

        If you decide not to tender your shares of Preferred Stock and we complete the Offer to Purchase and the Consent Solicitation, thereby significantly reducing the number of outstanding shares of each series of Preferred Stock, the liquidity and possibly the market price of your shares of Preferred Stock may be adversely affected.

        See "Risk Factors—Risks Related to the Offer to Purchase and Consent Solicitation," "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation" and

 SUMMARY

        This Offering Circular, the related letters of transmittal and consent and the Annual Report and Quarterly Report included with this Offering Circular each contain important information that should be read carefully before any decision is made with respect to the Offer to Purchase and Consent Solicitation. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and the related letters of transmittal and consent. Except as otherwise specified, all common share and per common share information in this Offering Circular has been adjusted to reflect a reverse stock split of our Common Stock that was effected on December 30, 2008 in which each 10 outstanding shares of our Common Stock were converted into 1 share of our Common Stock.

Impac Mortgage Holdings, Inc.

        Impac Mortgage Holdings, Inc. is a Maryland corporation incorporated in August 1995 and has the following subsidiaries: IMH Assets Corp. ("IMH Assets"), Impac Warehouse Lending Group, Inc. ("IWLG"), and Impac Funding Corporation ("IFC"), Impac Secured Assets Corp. ("ISAC"), Impac Commercial Capital Corporation ("ICCC"), and Integrated Real Estate Service Corp.

        Since 2007, our management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; declines in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, we discontinued certain operations, resolved and terminated all but one of our reverse repurchase lines, which was restructured, satisfied $33.0 million of trust preferred securities for $4.95 million, exchanged $51.3 million in trust preferred securities for new notes and settled a portion of our outstanding repurchase claims, while also reducing our operating costs and liabilities.

        We did not pay dividends on the Preferred Stock for the fourth quarter of 2008 and the first quarter of 2009. As of March 31, 2009, the accumulated and unpaid dividends on the Preferred Stock were $7.4 million in aggregate. We have also deferred payments on our trust preferred securities since December 2008. As of April 30, 2009, excluding the trust preferred securities that were recently exchanged for $62 million in new notes, our outstanding deferred payments, including interest thereon, on our remaining trust preferred securities were $518,500 in aggregate.

        One of our goals in this challenging market environment has been to align the costs of our operations to our cash flows. The acceptance of this Offer to Purchase and Consent Solicitation would reduce the Company's continuing obligation to pay or accumulate quarterly dividends on the Preferred Stock, thereby allowing the Company to use or preserve cash for other purposes. Currently, the aggregate dividends on the outstanding Preferred Stock total approximately $14.9 million per year.

        We believe the elimination of the Preferred Stock and the related dividends will give us the enhanced balance sheet flexibility to operate and grow our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible.

        If the Offer to Purchase and Consent Solicitation is not approved, there may be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock. The Preferred Stock will remain issued and outstanding, and entitled to all of the preferential rights associated with the Preferred Stock as further described in this Offering Circular under "Description of Capital Stock—Preferred Stock." If we do not successfully complete the Offer to Purchase and Consent Solicitation, we will not pay the accumulated and unpaid dividends and we currently do not intend to continue making dividend payments on our Preferred Stock, which could adversely affect our business. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right. Furthermore, the Preferred Stock is entitled to receive $25.00 per share (before any payments are made to the holders of our Common Stock and any other junior stock) upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The $25.00 liquidation preference per share is not being modified in the proposed amendments to the Charter. However, if Proposed Amendments are not approved, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the Preferred Stock will also continue to be entitled to any accumulated and unpaid dividends (whether or not declared) plus, with respect to the Series C Preferred Stock and until November 2009, a premium of $.50 per share. Any liquidating distributions to capital stock are subject to payments on outstanding indebtedness. The Preferred Stock will continue to rank senior to our Common Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up and be entitled to a larger amount of our assets. Plus, our ability to make distributions to holders of Common Stock will remain limited. As of March 30, 2009, the Company had stockholders' equity of $9.0 million with an aggregate of $6.2 billion of total liabilities. The annual dividends on the outstanding Preferred Stock total approximately $14.9 million and the aggregate liquidation value of the Preferred Stock is approximately $161.8 million, excluding any liquidation premium and accumulated dividends.

        The Company can not make any assurances that it will receive the requisite consents of holders of both the Common Stock and Preferred Stock and that all the conditions will be met to complete the Offer to Purchase and Consent Solicitation.

Summary Description of the Offer to Purchase and Consent Solicitation

The Company	Impac Mortgage Holdings, Inc.
The Preferred Stock Subject to the Offer to Purchase and Consent Solicitation	All outstanding shares of our Series B Preferred Stock and Series C Preferred Stock.
Reverse Stock Split
On December 30, 2008, we effected a 1-for-10 reverse stock split of all of our issued and outstanding shares of Common Stock (the "Reverse Stock Split"). The par value and number of authorized shares of our Common Stock remained unchanged. All references to number of common shares and per common share amounts included in this Offering Circular gives effect to the Reverse Stock Split.
The Offer to Purchase
We are offering to purchase, for $0.29297 per share of Series B Preferred Stock and $0.28516 per shares of Series C Preferred Stock, any and all of our shares of Preferred Stock validly tendered and not validly withdrawn prior to the expiration of the Offer to Purchase and Consent Solicitation. See "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation."
Consideration	In the Offer to Purchase and Consent Solicitation:
• for each tendered share of Series B Preferred Stock accepted for purchase by us, the holder will receive $0.29297; and

 FINANCIAL INFORMATION

        We incorporate by reference, and include herewith, the financial statements and notes thereto in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 and the information included in Item 1 of our Quarterly Report for the period ended March 31, 2009, each of which is included with this Offering Circular.

BACKGROUND INFORMATION

        Since 2007, our management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; declines in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, we discontinued certain operations, resolved and terminated all but one of our reverse repurchase lines, which was restructured, satisfied $33.0 million of trust preferred securities for $4.95 million, exchanged $51.3 million in trust preferred securities for $62 million in new notes and settled a portion of our outstanding repurchase claims, while also reducing our operating costs and liabilities.

        We did not pay dividends on the Preferred Stock for the fourth quarter of 2008 and the first quarter of 2009. As of March 31, 2009, the accumulated and unpaid dividends on the Preferred Stock were $7.4 million in aggregate. We have also deferred payments on our trust preferred securities since December 2008. As of April 30, 2009, excluding the trust preferred securities that were recently exchanged for new notes, our outstanding deferred payments, including interest thereon, on our remaining trust preferred securities were $518,500 in aggregate.

        One of our goals in this challenging market environment has been to align the costs of our operations to the cash flows. The acceptance of this Offer to Purchase and Consent Solicitation would reduce the Company's continuing obligation to pay or accumulate quarterly dividends on the Preferred Stock, thereby allowing the Company to use or preserve cash for other purposes. Currently, the aggregate dividends on the outstanding Preferred Stock total approximately $14.9 million per year.

        If we receive the requisite approval from the holders of Preferred Stock and Common Stock and the Offer to Purchase and Consent Solicitation is completed, then contemporaneously with the closing we will pay all accumulated and unpaid dividends on the Preferred Stock and unpaid deferred amounts on our trust preferred securities. Holders that tender their shares of Preferred Stock will also receive the consideration pursuant to this Offer to Purchase. Assuming all shares of Preferred Stock are validly tendered (and not withdrawn) and repurchased by us, we will pay an aggregate purchase price of approximately $1.9 million pursuant to this Offer to Purchase and Consent Solicitation. Those holders who do not tender their shares of Preferred Stock despite the completion of the Offer to Purchase and Consent Solicitation will only receive the cumulated dividends on the Preferred Stock. Plus, if the Offer to Purchase and Consent Solicitation is completed, our obligation to pay future accumulated and unpaid dividends on any remaining outstanding shares of Preferred Stock will be eliminated and future dividends, if any, will be non-cumulative.

        If the Offer to Purchase and Consent Solicitation is not approved, there may be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock and obligations pursuant to the terms of our remaining trust preferred securities.

        If the Offer to Purchase and Consent Solicitation is not successfully completed, the Preferred Stock will remain issued and outstanding, and entitled to all of the preferential rights associated with the Preferred Stock as further described in this Offering Circular under "Description of Capital Stock-Preferred Stock." The holders of the Preferred Stock will continue to be entitled to the applicable cumulative dividend and any liquidation premium. Given our current financial condition, we currently do not intend to pay future dividends on the Preferred Stock if the Offer to Purchase and Consent

Solicitation is not successfully completed. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right.

        The Preferred Stock is entitled to receive $25.00 per share (before any payments are made to the holders of our Common Stock and any other junior stock) upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The $25.00 liquidation preference per share is not being modified in the proposed amendments to the Charter. However, if Proposed Amendments are not approved, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the Preferred Stock will also continue to be entitled to any accumulated and unpaid dividends (whether or not declared) plus, with respect to the Series C Preferred Stock and until November 2009, a premium of $.50 per share. If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and any other parity stock, then the holders of the Preferred Stock and any other parity stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Any liquidating distributions to capital stock are subject to payments on outstanding indebtedness. As of March 30, 2009, the Company had stockholders' equity of $9.0 million with an aggregate of $6.2 billion of total liabilities. The annual aggregate dividends on the outstanding Preferred Stock total approximately $14.9 million and the aggregate liquidation value of the Preferred Stock is approximately $161.8 million, excluding any liquidation premium and accumulated dividends.

        If the Offer to Purchase and Consent Solicitation is not successfully completed, the Preferred Stock will continue to rank senior to our Common Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up and be entitled to a larger amount of our assets. Plus, our ability to make distributions to holders of Common Stock will remain limited. Unless full cumulative dividends are paid on the Preferred Stock, no dividends (other than in shares of Common Stock) or distributions can be paid and shares of Common Stock nor can any shares of Preferred Stock be redeemed, purchased or otherwise acquired.

        There may be significant adverse consequences to the Company if the proposal to approve the Proposed Amendments is not approved by the holders of Common Stock or the Proposed Amendments are not approved by the holders of Preferred Stock, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock. The Company will continue to be obligated to pay accumulated dividends on the Preferred Stock, and to the extent we do not pay dividends for six or more quarterly periods, the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. If elected, two additional directors will add to the Company's compensation costs paid to its Board of Directors. Currently, board members receive an annual fee of $40,000, a meeting fee of $2,500 and fees for service on committees. Future dividends payable to the holders of Series B Preferred Stock and Series C Preferred Stock would likely represent a significant reduction in our cash, making it difficult for us to satisfy other continuing obligations. We may not be able to raise additional capital if we cannot pay dividends on the Preferred Stock, attract additional investors given the dividend rights of the Preferred Stock or satisfy our outstanding obligations.

        In light of the continuing turmoil in the mortgage market, our ability to continue our operations is dependent upon our ability to implement successfully our strategic initiatives and acquire new operations that contribute sufficient additional cash flow to enable us to meet our current and future expenses. Our future financial performance and success are dependent in large part upon our ability to implement our contemplated strategies successfully. We have restructured our existing reverse repurchase line, exchanged about half of our trust preferred securities for new notes, and satisfied a portion of our trust preferred securities in an effort to reduce payment obligations. To the extent that we are not successful in reducing our payment obligations, we would be unlikely to be able to continue our operations as planned, thereby requiring us to reduce our operating costs and expenses so that our income can cover those costs. As a result, we may not be able to accomplish our goals, rebuild our business, and, given the limited opportunities available in the financial market, we may be required to change our current plan of operations, which we can not determine at this time, but could include a wind down of the Company.

        The completion of the Offer to Purchase and Consent Solicitation will eliminate our obligation to pay accumulated and unpaid dividends on the Preferred Stock and will make future dividends, if any, non-cumulative. We believe the elimination of the Preferred Stock and the related dividends will give us the enhanced balance sheet flexibility to grow and operate our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible due to our ongoing obligations under our trust preferred securities and our Preferred Stock.

        We have not undertaken a valuation with respect to the purchase price for the Offer to Purchase of the Preferred Stock. Our Board has made no determination that the purchase price represents a fair valuation of the Preferred Stock. We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis of fairness in connection with the approval of the Offer to Purchase and Consent Solicitation. We cannot assure you that if you tender your Preferred Stock you will receive the same or greater value than if you choose to keep them.

        The Offer to Purchase and Consent Solicitation requires valid tenders and consents from at least 66 2/3% of the outstanding shares of Preferred Stock, voting together as a single class. Completion of the Offer to Purchase and Consent Solicitation also requires the approval by holders representing a majority of the outstanding shares of Common Stock of the proposal to approve the Proposed Amendments (which we are seeking concurrently with the Offer to Purchase and Consent Solicitation).

        Although our officers, directors and employees are authorized to solicit tenders and answer inquiries from holders of our Preferred Stock, none of our officers, employees, the Board, the Information Agent, the Depositary or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares in the Offer to Purchase and Consent Solicitation. You must make your own decision regarding the Offer to Purchase and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.

        For a discussion of the risks associated with not tendering in the Offer to Purchase and Consent Solicitation and of the risks associated with a continuing investment in the Company, see "Risk Factors" and "Questions and Answers About the Offer to Purchase and Consent Solicitation."

  Considerations in Determining the Purchase Price

        The purchase price will not be adjusted due to any increases or decreases in the price of the Preferred Stock between the date of this Offering Circular and the expiration date.

        The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the tender offer. The Board took into account a number of factors, including but not limited to the following factors, in determining the purchase price.

        Trading Levels:    The Board considered the historical and current trading levels of each series of Preferred Stock. It considered how the trading levels of the securities were affected by, among other things, the release of the Company's quarterly reports and the effect of the various announcements made by the Company. The Board considered the effect of the recent delisting of the Company's

IMPAC MORTGAGE HOLDINGS, INC.
19500 Jamboree Road
IRVINE, CALIFORNIA 92612

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held June 23, 2009
9:00 A.M. (Pacific Daylight Time)

To Our Stockholders:

        You are cordially invited to attend the special meeting (the "Meeting") of stockholders of IMPAC MORTGAGE HOLDINGS, INC., a Maryland corporation ("IMH," "we," "our," "us," or the "Company"), to be held at the Company's offices located at 19500 Jamboree Road, Irvine, California 92612 on June 23, 2009, at 9:00 a.m. (Pacific Daylight Time).

        The Meeting of stockholders is being held to approve amendments to our Charter to modify the preferential terms of both of our Series B Preferred Stock and Series C Preferred Stock, including modifications to dividend, liquidation premium and voting rights, as more fully described in this proxy statement.

        Only holders of record of our Common Stock at the close of business on May 18, 2009 will be entitled to notice of and to vote at the Meeting.

        Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to be held on June 23, 2009. The Proxy Statement for the Special Meeting of Stockholders and the Company's Annual Report for the year ended December 31, 2008 and
Quarterly Report for the period ended March 31, 2009 are also available at http://www.vfnotice.com/impaccompanies.

        Your proxy is enclosed. You are cordially invited to attend the Meeting. However, if you do not expect to attend or if you plan to attend but desire the proxy holders to vote your shares, please date and sign your proxy and return it in the enclosed postage paid envelope. Please return the proxy promptly to avoid the expense of additional proxy solicitation. You may also instruct the voting of your shares over the Internet or by telephone by following the instructions on your proxy card. Voting by written proxy, over the Internet, or by telephone will not affect your right to vote in person in the event you find it convenient to attend.

        If you have any questions regarding your proxy, or need assistance in voting your shares, please contact D.F. King & Co., Inc., our proxy solicitor at 1-800-269-6427 (toll free).

Dated:                        , 2009

By order of the Board of Directors

Ronald M. Morrison, Secretary

 IMPAC MORTGAGE HOLDINGS, INC.
19500 Jamboree Road, Irvine, CA 92612
949-475-3600

 PROXY STATEMENT

 FOR SPECIAL MEETING OF STOCKHOLDERS TO BE HELD
JUNE 23, 2009, AT 9:00 A.M. (PACIFIC DAYLIGHT TIME)

        This proxy statement is delivered to you by Impac Mortgage Holdings, Inc., a Maryland corporation ("IMH," "we," "our," "us," or the "Company"), in connection with the special meeting of stockholders to be held on June 23, 2009 at 9:00 a.m. (Pacific Daylight Time) at the Company's offices located at 19500 Jamboree Road, Irvine, California 92612 (the "Meeting"). We are sending this proxy statement and the enclosed proxy to our stockholders of record as of May 18, 2009 commencing on or about May     , 2009.

        Except otherwise indicated, all common share and per common share information in this Proxy Statement has been adjusted to reflect a reverse stock split of our common stock that was effected on December 30, 2008 in which each 10 outstanding shares of our common stock were converted into 1 share of our common stock.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS

General

        Q:    Why am I receiving these materials?

        A:    The Board of Directors of the Company (the "Board") is providing these proxy materials to you in connection with the solicitation of proxies for exercise at the Meeting. As a holder of our Common Stock, par value $0.01 per share (the "Common Stock"), you are invited to attend the Meeting and are requested to vote on the items of business described in this proxy statement.

        Q:    Why are you having a Special Meeting?

        A:    We are holding a special meeting to seek approval from holders of Common Stock to amend our Charter (the "Charter") to modify the preferential terms of both our 9.375% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share ("Series B Preferred Stock"), and our 9.125% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share ("Series C Preferred Stock" and together with the Series B Preferred Stock, the "Preferred Stock"), including modifications to dividend, liquidation premium and voting rights. See "Effects of the Proposed Amendment on the Company's Preferred Stock" under Proposal No. 1 for a more detailed discussion of the proposed modifications. In connection with seeking approval from the holders of Common Stock to amend our Charter, we are concurrently conducting a consent solicitation of the holders of Preferred Stock to obtain their approval of the proposed amendments to modify the preferential terms of the Preferred Stock and a tender offer (the "Purchase Offer") to the holders of our Preferred Stock to purchase their shares of Preferred Stock. If the holders of the Common Stock and the Preferred Stock approve the proposed amendments to the Charter, for each tendered share of Series B Preferred Stock accepted for purchase by us in the Purchase Offer, the holder will receive $0.29297, and for each tendered share of Series C Preferred Stock accepted for purchase by us in the Purchase Offer, the holder will receive $0.28516. If the proposed amendments receive the requisite stockholder approvals and the Purchase Offer is successfully completed, we will contemporaneously pay to all holders of Preferred Stock (whether the shares of Preferred Stock are tendered or not) accumulated and unpaid dividends on the Preferred Stock. The accumulated and unpaid dividends are $1.17 per share of Series B Preferred Stock and $1.14 per share of Series C Preferred Stock, or an aggregate of $7.4 million as of March 31, 2009. We will also contemporaneously pay all unpaid deferred amounts on

        Q:    What vote is required from the holders of Common Stock to approve the amendments to the Company's Charter modifying the terms of each series of Preferred Stock?

        A:    The amendments to the Company's Charter to modify the terms of each of our existing series of Preferred Stock requires the affirmative vote of holders of outstanding shares of Common Stock entitled to cast a majority of all the votes entitled to be cast on the proposal.

        Approval of Proposal No. 1 by the holders of Common Stock alone will not result in a modification of our Charter. Holders of 66 2/3% of the Preferred Stock (voting together as a single class) also must vote to approve or consent to the proposed amendments to our Charter. We are seeking the approval of the holders of Preferred Stock to the proposed amendments in the consent solicitation that is a part of the Purchase Offer.

        Q:    If Proposal No. 1 to modify the terms of the Company's Preferred Stock is approved, what will be the consequences to the Company?

        A:    In connection with seeking approval to amend the Company's Charter to modify the terms of the Preferred Stock, we are also conducting the Purchase Offer. The closing of the Purchase Offer and effectuating the purchase of the shares is subject to receiving approval of Proposal No. 1 from our holders of Common Stock. Shares of Preferred Stock that are purchased by us in the Purchase Offer will revert to the status of authorized but unissued shares of preferred stock. The Company's obligations to holders of any remaining outstanding shares of Preferred Stock will also be altered upon the effectiveness of the proposed amendments to our Charter, as further described in Proposal No. 1.

        Q:    If Proposal No. 1 to modify the terms of the Company's Preferred Stock is NOT approved, what will be the consequences to the stockholders and the Company?

        A:    If our stockholders do not approve the modification of the terms of the Preferred Stock, the Preferred Stock will remain issued and outstanding, and entitled to all of the preferential rights associated with the Preferred Stock, as further described in this proxy statement. Furthermore, the Purchase Offer will be terminated.

        The holders of the Preferred Stock will continue to be entitled to cumulative dividends and any applicable liquidation premiums. Given our current financial condition, we currently do not intend to pay future dividends on the Preferred Stock if the Offer to Purchase and Consent Solicitation are not successfully completed. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right.

        The Preferred Stock is entitled to receive $25.00 per share (before any payments are made to the holders of our Common Stock and any other junior stock) upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The $25.00 liquidation preference per share is not being modified in the proposed amendments to the Charter. However, if Proposal No. 1 is not approved, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the Preferred Stock will also continue to be entitled to any accumulated and unpaid dividends (whether or not declared) plus, with respect to the Series C Preferred Stock and until November 2009, a premium of $.50 per share. If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and any other parity stock, then the holders of the Preferred Stock and any other parity stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Any liquidating distributions to capital stock are subject to payments on outstanding indebtedness. As of March 30, 2009, the Company had stockholders' equity of $9.0 million with an aggregate of

3

$6.2 billion of total liabilities. The annual aggregate dividends on the outstanding Preferred Stock total approximately $14.9 million and the aggregate liquidation value of the Preferred Stock is approximately $161.8 million, excluding any liquidation premium and accumulated dividends.

        The Preferred Stock will continue to rank senior to our Common Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up and entitled to a larger amount of our assets. Plus, our ability to make distributions to holders of common stock will remain limited. Unless full cumulative dividends are paid on the Preferred Stock, no dividends (other than in shares of Common Stock) or distributions can be paid and shares of Common Stock nor can any shares of Preferred Stock be redeemed, purchased or otherwise acquired.

        If the proposed amendments to the Charter are not approved by the holders of our Common Stock and Preferred Stock and implemented, there may be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock. To the extent we do not pay dividends for six or more quarterly periods, the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. If elected, two additional directors will add to the Company's compensation costs paid to its Board of Directors. Currently, board members receive an annual fee of $40,000, a meeting fee of $2,500 and fees for service on committees. Future dividends payable to the holders of Series B Preferred Stock and Series C Preferred Stock would likely represent a significant reduction in our cash, making it difficult for us to satisfy other continuing obligations. We may not be able to raise additional capital if we cannot pay dividends on the Preferred Stock, attract additional investors given the dividend rights of the Preferred Stock or satisfy our outstanding obligations.

        In light of the continuing turmoil in the mortgage market, our ability to continue our operations is dependent upon our ability to implement successfully our strategic initiatives and acquire new operations that contribute sufficient additional cash flow to enable us to meet our current and future expenses. Our future financial performance and success are dependent in large part upon our ability to implement our contemplated strategies successfully. We have restructured our existing reverse repurchase line, exchanged about half of our trust preferred securities for new notes, and satisfied a portion of our trust preferred securities in an effort to reduce payment obligations. To the extent that we are not successful in reducing our payment obligations, we would be unlikely to be able to continue our operations as planned, thereby requiring us to reduce our operating costs and expenses so that our income can cover those costs. As a result, we may not be able to accomplish our goals, rebuild our business, and, given the limited opportunities available in the financial market, we may be required to change our current plan of operations, which we can not determine at this time, but could include a wind down of the Company.

        Q:    What are the general voting rights of the holders of Common Stock?

        A:    Each share of Common Stock is entitled to one vote, subject to the provisions of our Charter regarding restrictions on transfer of stock, and will be fully paid and nonassessable upon issuance. Shares of Common Stock have no preference, conversion, exchange, redemption, appraisal, sinking fund, preemptive or cumulative voting rights.

        Q:    What are the voting rights of the holders of Preferred Stock?

        A:    The Preferred Stock generally has no voting rights. However, if we do not pay dividends on any outstanding Preferred Stock for six or more quarterly periods (whether or not consecutive), holders of the Preferred Stock (voting together as a class) will be entitled to elect two additional directors to the Company's Board to serve until all accumulated and unpaid dividends have been paid or declared and set apart for payment, provided that any such directors, if elected, must not cause us to violate corporate governance requirements of the New York Stock Exchange which requires a majority of independent directors.

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for payment, all cumulative dividends for all past dividend periods on each series of Preferred Stock before we redeem less than all of the outstanding shares of that series of Preferred Stock. Further, unless full cumulative dividends on all shares of any series of Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of that series of Preferred Stock shall be redeemed unless all outstanding shares of that series of Preferred Stock are simultaneously redeemed. The proposed amendments would allow the Company to complete any future repurchase offer or redemption without paying accumulated dividends on any shares of Preferred Stock, including any shares that will remain outstanding following the completion of the Purchase Offer.

        The proposed amendments would also allow the Company to elect to redeem any number of shares of any series of Preferred Stock, at any time, for a redemption price equal to the liquidation preference per share, without paying or declaring and setting apart for payment any accrued but unpaid dividends on the redeemed shares of Preferred Stock or paying or declaring and setting apart for payment any dividends to holders of any other series of preferred stock. If the redemption date for shares of any series of Preferred Stock falls after the record date but before the payment date of any dividend declared by the Company on that series of Preferred Stock, holders of any redeemed shares of such series of Preferred Stock will be entitled to receive the dividend when and as paid by the Company. The proposed amendments will not change the existing procedures for redemption of any series of the Preferred Stock or the requirement that, if we redeem less than all of the shares of any series of Preferred Stock, we will redeem shares of such series pro rata among the holders of that series in proportion to the number of shares held by such stockholders or by lot or by any other equitable manner determined by the Board.

Benefits for the Company

        We will not be able to complete the Purchase Offer unless the proposed amendments to our Charter to modify the terms of the Preferred Stock described above, and set forth in Annex A and Annex B to this proxy statement, are approved by holders of a majority of the outstanding shares of Common Stock entitled to vote and by holders of 66 2/3% of the outstanding shares of the Preferred Stock, voting as a single class separate from the holders of the Common Stock.

        The Board believes there will be significant adverse consequences to the Company if the proposed amendments described above are not approved by either the holders of Common Stock or Preferred Stock. If the proposed amendments are not approved and implemented, there may be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the long-term dividend-related cash requirements of our Preferred Stock. Future dividends payable to the holders of Series B Preferred Stock and Series C Preferred Stock represent a significant reduction in our cash, approximately $14.9 million per year, making it difficult for us to satisfy other continuing obligations.

        If we do not successfully complete the Offer to Purchase, the Preferred Stock will remain issued and outstanding, and entitled to all of the preferential rights associated with the Preferred Stock as further described in this proxy statement. We will not pay the accumulated and unpaid dividends, but the Preferred Stock will continue to be entitled to the applicable cumulative dividend and liquidation rights. If we do not pay dividends on our Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Preferred Stock will be entitled to elect two directors to our Board of Directors. Our failure to make dividend payments for the fourth quarter of 2008 and the first quarter of 2009 counts as two quarterly periods of non-payment towards the potential triggering of this right. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, in addition to any accumulated and unpaid dividends whether or not declared, each share of the Preferred Stock will receive, before any payments are made to the holders of our Common Stock and any other

14

series of our preferred stock that we may issue ranking junior to the Preferred Stock as to liquidation rights, $25.00 per share, plus a potential premium of $.50 per share. As of March 30, 2009, the Company had stockholders' equity of $9.0 million with $6.2 billion to total indebtedness. The aggregate liquidation value of the Preferred Stock is approximately $161.8 million excluding any liquidation premium and accumulated dividends.

        We believe the significant reduction or elimination of the outstanding Preferred Stock and elimination of the related dividends obligations will give us the enhanced balance sheet flexibility to operate and grow our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR PROPOSAL 1, TO APPROVE AMENDMENTS TO THE COMPANY'S CHARTER TO MODIFY THE TERMS OF EACH SERIES OF THE COMPANY'S PREFERRED STOCK. PROXIES WILL BE VOTED FOR SUCH APPROVAL UNLESS INSTRUCTIONS TO THE CONTRARY ARE INDICATED IN THE PROXY.

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QuickLinks

SUMMARY
FINANCIAL INFORMATION
BACKGROUND INFORMATION
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS To Be Held June 23, 2009 9:00 A.M. (Pacific Daylight Time)
IMPAC MORTGAGE HOLDINGS, INC. 19500 Jamboree Road, Irvine, CA 92612 949-475-3600
PROXY STATEMENT
FOR SPECIAL MEETING OF STOCKHOLDERS TO BE HELD JUNE 23, 2009, AT 9:00 A.M. (PACIFIC DAYLIGHT TIME)
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS